EXHIBIT 99.1

News Release

Kamada Announces Executive Management Changes

NESS ZIONA, Israel (April 28, 2015) – Kamada Ltd. (Nasdaq and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces executive management changes intended to strengthen the Company’s leadership while benefitting from its accomplished executives and advancing its protein therapeutics platform. Under the changes, David Tsur, co-founder and Chief Executive Officer, will become Deputy Executive Chairman of the Board, a new position whereby he will maintain his strategic advisory role yet relinquish day-to-day management responsibilities. Leon Recanti will remain the Chairman of the Board.  Amir London, the Company’s Senior Vice President of Business Development, will become Chief Executive Officer and Gil Efron, currently Chief Financial Officer, will take on the added role of Deputy Chief Executive Officer.

The changes are expected to go into effect in July 2015.

“It is with great pride that I reflect upon the significant progress Kamada has made in recent years. After more than 30 years in the industry and having founded two successful companies, I am happy to move to an active advisory role in order to support the Company’s leadership and innovation.  We have a talented, experienced and passionate management team, and I know I leave the daily management of Kamada in strong hands as I transition to a strategic advisory role on the Board,” said David Tsur.  “When Ralf Hann and I founded Kamada 25 years ago, we had a vision of developing and commercializing innovative treatments centered on plasma proteins.  Today, we have a sustainable company based on our protein therapeutics platform with multiple products marketed in over 15 countries, five orphan drugs in late stage clinical development and important strategic partnerships with industry leaders, which can drive significant growth.  I am confident that Amir and Gil will continue to build upon this foundation with a seamless transition of the execution of our strategic growth plan.”

"I am honored to take over the leadership of Kamada at this juncture as we are in an excellent position to continue leveraging the potential of our plasma-derived protein therapeutics platform. I look forward to advancing David’s and Ralf’s vision for Kamada, and to be working with this dynamic leadership team to expand our clinical and commercial opportunities for the benefit of the patients and healthcare providers we serve and to build shareholder value," commented Mr. London.

Mr. London has more than 20 years of senior management and international business development experience.  Prior to joining Kamada in December 2013, he was Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services. Prior to Fidelis Diagnostics, Mr. London was CEO of Promedico, a leading Israeli-based healthcare distribution company with annual revenues of $350 million. Prior to that, he was the General Manager of Cure Medical, a provider of contract manufacturing services for clinical studies, as well as home-care solutions. For 10 years Mr. London was a Partner with Tefen, an international, publicly-traded operations management consulting firm, where he was responsible for the firm's global biopharmaceutical practice.

Mr. London holds a B.Sc. in Industrial and Management Engineering from the Technion in Haifa, Israel.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties.  The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other pharmaceutical products that are marketed through distributors in more than 20 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed a pivotal Phase 2/3 clinical trials in Europe and has initiated Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.  For more information, visit www.kamada.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, Intellectual Property, the EMA and U.S. FDA filings and authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron
CFO
ir@kamada.com

Anne Marie Fields
LHA
212-838-3777
afields@lhai.com